LEEWARD CAPITAL CORP.

Suite 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

[redacted]

04045972

SEC 12g3-2(b) exemption: 82-3640

Date: October 28, 2003

SUPPL

Leeward Capital Corp. announces closing of private placements

James W. Davis, President, is pleased to announce the closing of a non-brokered private placement of 2,500,000 units of Leeward Capital Corp. at a price of $0.10 per unit for gross proceeds of $250,000, as announced on October 20, 2004.

Each unit consists of one flow-through common share and one purchase warrant, with each warrant to be exercisable into one common share for a period of one year from Closing of the private placement upon payment by the holder of $0.15 per common share.

All of the securities will be subject to a 4-month hold period in accordance with applicable securities laws.

The Company will use the proceeds from the flow-through private placement for molybdenum exploration on its Nithi Mountain claims in British Columbia.

For further information, contact James W. Davis at (403) 265-4077, ext.202.

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No Canadian stock exchange has approved or disapproved the contents of this release.

web page: http://www.leewardcapital.com

e-mail: president@leewardcapital.com